Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MidWestOne Financial Group, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (File Nos. 333‑162783, 333-164870 and 333-186703) and Form S-8 (File No. 333-149914) of MidWestOne Financial Group, Inc. and subsidiaries of our report dated March 6, 2014, with respect to the consolidated balance sheets of MidWestOne Financial Group, Inc. as of December 31, 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013 which report appears in the December 31, 2014 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

Des Moines, Iowa
March 5, 2015